February 20, 2007

VIA EDGAR FILING

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	School Specialty, Inc.

Form 10-K fiscal year end April 29, 2006

Filed July 12, 2006

File No. 000-24385

Dear Mr. Moran:

This letter responds to the comment letter (the “Comment Letter”) from the Staff (“the Staff”) of the Securities and Exchange Commission (the “SEC”), dated January 30, 2007, concerning the Annual Report on Form 10-K for year ended April 29, 2006 (the “Form 10-K”) of School Specialty, Inc. (the “Company”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In some of our responses, we have agreed to change or supplement the disclosures in our future filings in light of the Staff’s views. We continue to believe our prior filings are accurate in all material respects and comply with applicable disclosure rules and regulations promulgated by the SEC and Generally Accepted Accounting Principles (“GAAP”) in the United States of America. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

The following are the Company’s responses to the Comment Letter:

Form 10-K April 29, 2006

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Note 9 – Income Taxes, page 52

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 20, 2007

1.	Please refer to comment 3 in our letter dated December 6, 2006. The information you provided in your response was information already disclosed in your filing. Please explain why the Canadian tax rate exceeded the US statutory rate this year and why the rate was significantly greater than prior years. Tell us what the pre-tax income was from Canadian operations and US operations for each of the years presented.

Company Response –

The table below provides the detail of the consolidated pre-tax income and tax provision split between the Company’s U.S. and Canadian operations.

Tax Detail by Jurisdiction

	Fiscal 2006	Fiscal 2005	Fiscal 2004
	(amounts in thousands)
U.S. Pre-Tax Income / (Loss)	$(4,273)	$66,078	$63,888
Canadian Pre-Tax Income	5,530	4,246	2,824

Consolidated Pre-Tax Income	$1,257	$70,324	$66,712

U.S. Tax Provision / (Benefit)	(1,287)	25,643	24,616
Canadian Tax Provision	2,483	1,680	1,299

Consolidated Tax Provision	$1,196	$27,323	$25,915

U.S. Tax Rate	30.1%	38.8%	38.5%
Canadian Tax Rate	44.9%	39.6%	46.0%
Total Consolidated Tax Rate	95.1%	38.9%	38.8%

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 20, 2007

In order to further explain the difference in the Canadian and U.S. tax rates, the following table details the components of both rates for Fiscal 2006.

Tax Rate Reconciliation

	EBT	Rate	Tax
Reconciliation of Canada Tax Provision
Pre-Tax Income at Federal Statutory Rate	$5,530	35.0%	$1,936
(1) Incremental Canadian Rate		1.3%	72
(2) Canadian Taxes on Intangible Amortization		1.9%	107
(3) Addback of Foreign Tax Refund		4.0%	222
(4) Reduction in Foreign Tax Credit		2.6%	146

Total Foreign Provision	$5,530	44.9%	$2,483

Reconciliation of U.S. Tax Provision
Pre-Tax Income (Loss) at Federal Statutory Rate	(4,273)	35.0%	(1,496)
(5) Permanent Items (Meals/Ent and Inventory Donations)		-2.8%	120
(6) State Impact on U.S. Pre-Tax Loss		4.3%	(183)
(7) Add’l State Tax for Identified Audit Exposures		-6.4%	272

Total U.S. and State Provision	($4,273)	30.1%	($1,287)

Total Consolidated	$1,257	95.1%	$1,196

A more detailed description of the reconciling items in the above table are:

1. Incremental Canadian Rate (1.3%) – This represents the combination of the additional Canadian Federal and Canadian Provincial tax rates in excess of the 35% U.S. statutory tax rate.

2. Canadian Taxes on Intangible Amortization (1.9%) – The Company did not receive a Canadian tax deduction for its acquisition-related intangibles in the Canadian operations.

3. Addback of Foreign Tax Refund (4.0%) – The Company received a refund of foreign taxes related to a branch operation. These taxes had previously been deducted on the U.S. tax return. Thus, the refund of tax created an increase in the tax provision.

4. Reduction in Foreign Tax Credit (2.6%) – The Company had previously benefited from a foreign tax credit. In fiscal 2006, the Company reversed the benefit of the foreign income tax credit pursuant to an Internal Revenue Service audit.

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 20, 2007

5. Permanent Items in U.S. (-2.8%) – The permanent items which are added back in the U.S. tax provision resulted in a reduction of the U.S. tax benefit on the U.S. pre-tax loss.

6. State Impact on Pre-Tax Loss (4.3%) – This represents the historical state tax rate, net of Federal benefits.

7. Additional State Exposures (-6.4%) – During fiscal 2006, the Company provided for an additional $272 thousand of state tax expense related to various state tax liabilities which resulted from state tax audits in fiscal 2006.

As illustrated above, the combination of the lower pre-tax income in Fiscal 2006, the mix of income in Canada and loss in the U.S., the marginally-higher combined Canadian statutory rate, and the impact of foreign and U.S. permanent items has resulted in the 95.1% effective tax rate.

Note 8 – Securitization of Accounts Receivable, page 51

2.	Please refer to comment 7 in our letter dated December 6, 2006. You state that you have met the criteria for sales treatment under SFAS 140 with respect to the securitization of your accounts receivable and you have appropriately classified the accounts receivable securitization as a component of operating cash flows. As such, at the time your interest in the receivables is sold, we would expect that the receivables are removed from the balance sheet and the proceeds from the sale are reflected as cash provided by operating activities, however, your disclosure is not characteristic of sales treatment. In this regard, the line item Net (repayments) borrowings under accounts receivable securitization facility in your cash flow statement indicates a financing arrangement. Tell us what line item includes the proceeds from the sale of your accounts receivable. Further, explain your references to borrowings and repayments under the accounts receivable securitization facility. Also, tell us the terms for repayment of advances and the interest rate on advances, if any. Explain how the advance under the securitization facility constitutes a sale such that you remove accounts receivable equivalent to the advance from the balance sheet.

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 20, 2007

Company Response –

Cash Flow Description

The cash flow line item, Net (repayments) borrowings under the accounts receivable securitization facility, includes the proceeds from the sale of our accounts receivables. Beginning with the Form 10-Q for our fiscal third quarter, this line item will be labeled, “Proceeds from amounts sold under receivables securitization, net.” We agree that a reference to “borrowings and repayments” is more indicative of financing treatment versus sale treatment and, therefore, we will eliminate this language in future filings.

Interest rate on advances and terms for repayments and advances

Interest rate: For the fiscal three years ending April 29, 2006, the discount rate on advances has been the LIBOR rate as defined by the agreement relating to the accounts receivable facility.

Terms: Costs incurred by the bank for administration of the commercial paper program, such as commissions and fees, are allocated on a pro-rata basis to the participants of the securitization pool. Typically these commercial paper costs amount to an additional 5 basis points in effective rate to the Company. Additionally, the receivables agreement calls for the Company to provide 3 business days notice for incremental purchases or repayments. Funds are to be made available by 11:00 am Central on the date of transfer. When requesting an advance, the Company must be current on all reporting requirements and be in compliance with various covenants and representations called for in the receivables agreement.

Advance constitutes a sale

As described in our response dated January 15, 2007 to the Staff’s comment letter dated December 6, 2006, and in accordance with SFAS 140, paragraph 9, the Company believes that it has surrendered control over transferred assets, constituting a sale and removal of the equivalent accounts receivables from the balance sheet due to the following conditions being met:

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 20, 2007

Condition (a) –”The transferred assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.”

The Company has obtained opinions from its legal counsel to the effect that in an unlikely event that the Company declares bankruptcy, the transferred assets would be beyond the reach of the Company and its creditors, thus achieving legal isolation as stipulated by SFAS 140. Therefore, the Company has concluded that the transaction satisfies this condition.

Condition (b) – “Each transferee (or, if the transferee is a qualifying SPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.”

The commercial paper conduits, as holders of a beneficial interest in the receivables, have the right to pledge or exchange that interest and no conditions exist that both restrict such rights or provide more than a trivial benefit to the Company. Therefore, based on the provisions of the transaction documents, the Company has concluded that this condition has been met.

Condition (c) – “The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.”

The Company, as outlined in the transfer documents, is not permitted to either repurchase or redeem the accounts receivable, except through breach of normal representation and warranties. Therefore, the Company has concluded that this condition has been met.

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 20, 2007

Consideration of Consolidation

New School, Inc. (“NSI”) does not meet the conditions of a qualifying SPE, as defined under paragraph 35 of SFAS 140, and therefore is consolidated. Because NSI is not a qualifying SPE, the Company considered the application of FIN 46R.

The commercial paper conduits, as multi-seller vehicles, each meet the definition of a variable interest entity (“VIE”), as outlined in paragraph 5 of FIN 46R. The Company assessed whether it has a variable interest in the commercial paper conduits in accordance with paragraph 12 of FIN 46R. The Company determined that it does not hold a variable interest in the VIE’s as it does not have more than a 50% interest in the fair value of the assets of the commercial paper conduits. Additionally, the commercial paper issued by each commercial paper conduit is a legal obligation of the commercial paper conduit as a whole, and therefore is not viewed as a “silo” under paragraph 13 of FIN 46R. Accordingly, the Company does not hold a variable interest in any of these VIE’s.

Based on the above considerations, the Company concluded that de-recognition of the transferred assets is appropriate under generally accepted accounting principles.

3.	We note your response to comment 7 in our letter dated December 6, 2006 that you will provide additional disclosures required by SFAS 140, paragraph 17f in future filings. Show us what your disclosures will look like revised. Please include, but do not limit your disclosure to show the amount of proceeds from new securitizations, the amount of servicing fees, the amount of any retained interests at each balance sheet date and the cash flows received on interests retained.

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 20, 2007

Company Response –

In future filings, we will provide the following additional disclosure:

Fiscal year ended:	Proceeds under accounts receivable securitization	Repayments under accounts receivable securitization	Retained interests (period end)	Cash flows from retained interests
4/26/2004	$317,295	$313,295	$57,234	$577,768
4/28/2005	459,011	461,811	61,383	538,557
4/29/2006	492,337	489,537	61,511	518,452

Servicing Fees: Due to NSI being consolidated, these fees eliminate fully in consolidation. There are not separate servicing fees outside the consolidated group, however, it is perceived as a component of the discount on the receivables realized upon the sale of the receivables. The corresponding servicing liability related to the cost of servicing the securitized assets is not material for the periods presented.

Additionally, we will include in our securitization footnote disclosure the following item:

•

New School, Inc. (NSI), the Company’s wholly-owned subsidiary, does not meet the conditions of a qualifying Special Purpose Entity (SPE) and therefore the results of NSI have been consolidated in the Company’s results.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

February 20, 2007

If any of our responses require further explanation, please do not hesitate to contact me at (920) 882-5854. You may alternatively contact Kevin Baehler, Corporate Controller at (920) 882-5882.

Sincerely,

/s/ David G. Gomach

David G. Gomach

EVP / CFO

cc:	James Stuart, Deloitte & Touche, LLP

Dennis Connolly, Godfrey & Kahn, S.C.

David Vander Zanden, President and CEO